SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Period: Aug 14, 2004 - Oct 28, 2004

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes WMC Resources Ltd Full Year Results released on 9 February 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:	/s/ R.E. Mallett

Name:	R.E. Mallett

Title:	Assistant Company Secretary

Date:	9 February 2005

To:	The Manager
Announcements
ASX Company Announcements Office

Public Announcement 2005-10

WMC Resources Ltd 2004 Full Year Results

Please find attached for immediate release WMC Resources Ltd financial results for the full year ended 31 December 2004.

The following documents are included as part of the release:

•	Public announcement

•	Fact file for full year ending 31 December 2004

•	Appendix 4E – Preliminary Final ASX Report

WMC Resources’ Chief Executive Officer, Mr Andrew Michelmore, will host an audio conference and webcast presentation at 2:00pm (AEDT) which will be webcast live from WMC’s website at www.wmc.com.

A recording of this conference will be available for playback on WMC’s website later this evening.

Peter Horton

Company Secretary

9 February 2005

Analyst/Shareholder Contact:

Jane Mussared

Investor Relations

(03) 9685 6274 or 0404 852 813

Media Contact:

Troy Hey

Group Manager - Public Affairs

(03) 9685 6233 or 0419 502 852

FACT FILE

For the 12 months ended

31 DECEMBER 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT:

Jane Mussared	Troy Hey
Investor Relations	Group Manager – Public Affairs
Phone +61 03 9685 6274 or 0404 852 813	Phone +61 03 9685 6233 or 0419 502 852
jane.mussared@wmc.com	troy.hey@wmc.com

DISCLAIMER

Statements contained in this material, particularly those regarding the possible or assumed future performance, costs, dividends, returns, production levels or rates, prices, reserves, divestments, potential growth of WMC, industry growth or other trend projections and any estimated company earnings are or may be forward looking statements. Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. Actual results, actions and developments may differ materially from those expressed or implied by these forward looking statements depending on a variety of factors, including: variations in the market price of the minerals and metals produced by WMC, the impact of foreign currency exchange rates on these market prices, WMC’s ability to profitably produce and transport minerals and metals extracted to applicable markets, WMC’s ability to achieve projected cost and scheduling targets for repair and construction activities and the activities of governmental authorities in certain countries where WMC has projects, facilities or mines that are being explored or developed, as well as the factors discussed under the caption “Risk Factors” at pages 14 to 16 of WMC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2003.

The presentation of WMC’s statement of financial performance, statement of financial position, and statement of cashflows and the business segment financial statements is designed to provide information in relation to each of the business segments and is therefore not set out in accordance with Australian Generally Accepted Accounting Principles (GAAP). Financial statements prepared in accordance with Australian GAAP can be found in the December 2004 Preliminary Final ASX Report.

All amounts are in Australian dollars unless otherwise stated.

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3	WMC RESOURCES LTD 2004 FACT FILE

PUBLIC ANNOUNCEMENT

WMC DELIVERS RECORD 2004 PROFIT

PERFORMANCE

•	Record 2004 profit after tax of $1.3bn

•	Revenue up 29 percent to $3.8bn

•	Earnings from operations increases three-fold to $953m

•	Nickel - up $358m

•	Olympic Dam - up $304m

•	Fertilizer - up $25m

•	Cashflow from operations doubles to $1.4bn

•	Return on equity increases from 6 percent to 26 percent

Directors declare final unfranked dividend of 20 cents per share

KEY FINANCIALS

(A$ million)	Actual FY04	Actual FY03
Profit after tax	1,327	246
EBIT from operations (pre hedging)[1]	953	290
Revenue from operations (pre hedging)[1]	3,777	2,933

Cashflow from operations	1,422	676
Capital expenditure	431	662
Net cashflow before financing and demerger costs	1,076	41

Total assets	8,163	7,560

Return on equity (%)	26	6
Interest cover (times)	53	13
Earnings per share - basic (cents)	114	22
Dividend per share - unfranked (cents)	37	6

[1]	WMC’s financial statements are prepared in accordance with Australian GAAP. Revenue and EBIT from operations reported on a pre-hedging basis is a meaningful disclosure but is not in accordance with Australian GAAP - refer page 10.

CEO COMMENTS

“By any measure, WMC delivered in 2004,” WMC Chief Executive Officer, Andrew Michelmore said at the release of WMC’s 2004 financial results.

“Profit after tax was up five-fold on 2003 to $1.3bn. On the back of excellent production performance and continuing strong commodity markets, revenues increased to $3.8bn.

“Earnings from operations increased to $953m with $1.4bn of cash generated during 2004.

“WMC plans to return $1bn to shareholders – while maintaining the balance sheet strength to fund growth.

“Directors have declared a final unfranked dividend of 20 cents, bringing dividends paid from 2004 cash to 37 cents per share.

“WMC is building the foundations for the next major growth phase in 2005 - with milestones and commitments approaching on the Olympic Dam Development Study and the Nickel Growth Strategy.

“Following a stronger second half and a favourable outlook for commodity prices, WMC is positioned for continued strong production, earnings and shareholder returns in 2005.”

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5	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

HEALTH, SAFETY & ENVIRONMENT

WMC operated fatality-free through 2004 and free of significant environmental incidents.

While the combined medically-treated and lost-time injury frequency rate increased in 2004, there was a significant 43 percent reduction in the severity of lost-time injuries.

There were 21 new environmental non-compliances for the year - with none of these resulting in either significant or sustained environmental impacts. This represents a strong improvement in performance over previous years. WMC has now achieved four consecutive years of improved environmental performance.

WMC SHARE PRICE (A$)

6	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

RESULTS SUMMARY

KEY POINTS

Profit after tax for the 12 months ended 31 December 2004 was $1.3bn, up from $246m for 2003.

The 2004 earnings includes the following one-off items:

•	insurance receipts of $72m;

•	tax credits arising from the recognition of previous year off-balance sheet tax benefits of $360m; and

•	tax credits arising from the restatement of deferred tax balances following entry into the tax consolidation regime of $169m.

Directors declared a final unfranked dividend of 20 cents per share, with a total unfranked dividend per share for 2004 of 37 cents.

Earnings from operations increased three-fold to $953m in 2004.

•	Nickel revenue rose by 25 percent increasing earnings by 83 percent to $788m on strong production and higher realised prices.

•	Olympic Dam revenue from operations increased by 61 percent with earnings before interest, tax and hedging up by $304m on higher production volumes.

•	Queensland Fertilizer Operations earnings improved $25m. Queensland Fertilizer Operations revenue was up $69m on slightly lower production volumes.

Cashflow from operations doubled to $1.4bn in 2004.

Capital expenditure decreased 35 percent to $431m following completion of solvent extraction plants and reduced major maintenance.

Return on equity for 2004 increased to 26 percent with interest cover of 53 times and gearing significantly below long term targets at 8 percent.

Earnings per share increased to $1.14.

2005 OUTLOOK

Buoyant commodity markets have continued into 2005 with forecast Australian dollar prices remaining steady on 2004 actual prices.

Higher production is expected in nickel, fertilizers and uranium with copper likely to continue strong 2004 production rates.

In a period of firm commodity prices, WMC’s focus remains on strong production performance and developing key internal growth projects.

(A$ million)	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Revenue from operations (pre hedging)[1]	1,831	1,946	3,777	2,933
Profit after tax	515	812	1,327	246
EBIT from operations (pre hedging)[1]	438	515	953	290

Cashflow from operations	602	820	1,422	676
Capital expenditure	199	232	431	662
Cashflow before debt and equity funding	282	677	959	(86)
Net debt	1,091	431	431	1,253

Total assets	7,601	8,163	8,163	7,560
Equity	4,428	5,109	5,109	3,950

Return on equity (%)	23	32	26	6
Cashflow from operations to net debt (%)	110	388	330	54
Net debt / net debt + equity (%)	20	8	8	24
Interest cover (times)	35	101	53	13
Earnings per share - basic (cents)	45	69	114	22
Dividend per share - unfranked (cents)	17	20	37	6

[1]	WMC’s financial statements are prepared in accordance with Australian GAAP. Revenue and EBIT from operations reported on a pre-hedging basis is a meaningful disclosure but is not in accordance with Australian GAAP- refer page 10

7	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

MARKETING

Commodity markets were buoyant throughout the year with firm prices for all WMC commodities.

Exchange stocks of both nickel and copper remain tight, and demand for our output has been strong. Global fertilizer pricing has improved, boosting realised prices.

Uranium spot prices have increased significantly with expectations of a tighter supply/demand balance. As most uranium oxide is sold under long term contracts, realised prices will trend towards spot prices as new contracts are put in place. Current realisations therefore lag the considerable increases reflected in current spot prices.

DIVIDENDS AND CAPITAL MANAGEMENT

In recognition of the strong profit result, Directors declared a final ordinary unfranked dividend of 20 cents per share for the second half of 2004 to be paid on 11 March 2005. The record date for entitlements is 1 March 2005.

As the company’s risk profile has improved, Directors consider the company to be over-capitalised and have recommended a 30 cents per share capital reduction which will be put for shareholder approval at the company’s Annual General Meeting on 10 May 2005.

Directors have also approved a share buy-back of up to $250m, but have indicated that this will not proceed as long as the company is subject to any live takeover bid.

Directors have advised that the Dividend Reinvestment Plan has been suspended for the duration of any bid for the company.

Full implementation of the capital management program mentioned above, together with forecast production and financial performance as outlined in our Target’s Statement dated 4 January 2005, would result in a gearing ratio of 17 percent, moving us back towards our target range of 25 to 35 percent.

Funding would be secured through a syndicated banking facility to be raised in the course of the year.

TREASURY

WMC is in a very strong financial position. As an operator of large world-class assets, WMC seeks to finance assets and growth opportunities with a mix of equity and debt financing that best balances risk and reward to shareholders.

The group has total assets of $8.2bn, equity of $5.1bn and net debt of $431m at 31 December 2004. The group’s gearing (measured as debt to debt-plus-equity) is just under 8 percent.

During 2004, WMC took advantage of strong operating cashflow to arrange early repayment of residual gold hedge obligations relating to the gold operations previously conducted by the group.

Funding arrangements

Global 2003 Bonds (US$500m 10 year and US$200m 30 year tenor) remain in place as core long term debt funding.

Legacy currency hedge book

The legacy currency hedge book for 2005 to 2008 was closed out in 2003. The resulting profit of $367m was deferred and will be recognised over the years of 2005 to 2008 in line with underlying production. The recognition profile of the deferred profits is set out on page 9. The amounts recognised in 2005 to 2008 will be largely non-assessable for income tax purposes. The proportion of the hedge book relating to the 2004 financial year was realised and reflected in the hedging gain of $147m.

INSURANCE

During 2004, insurance revenue totalling net $72m has been recognised with cash receipts totalling $102m.

TAXATION

Strong and stable profitability for the year, a heightened level of confidence around future performance and the strength of commodity prices increased the certainty of recovery of off-balance sheet tax benefits.

In accordance with accounting convention, all known Australian tax losses and other timing differences not previously brought to account have been recognised on the balance sheet by 31 December 2004. This resulted in a tax benefit of $360m recognised during the year.

8	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

Entry into the consolidated tax system gave rise to a further tax asset and related tax benefit which we took to account of $169m.

In addition, the net tax credit benefited from other credits including $35m relating to residual hedge obligations in respect of former gold operations.

The net impact of these credits, taken against the charge on earnings for the year ($245m), was to give rise to a tax benefit in the accounts of $319m.

CORPORATE ONE-OFFS

The full year result includes an accrual for takeover related costs and other one-off corporate items incurred to 31 December 2004 totalling $24m.

SALE OF TENEMENTS

During the period, WMC divested its interest in the Lanfranchi tenements in Western Australia and its 14 percent interest in Canadian explorer Comaplex Minerals Corp. These transactions contributed $30m to earnings and $38m of cash.

COMMODITY AND CURRENCY HEDGING

During 2003 and early 2004, all currency and commodity contracts for the periods 2005 to 2008 and 2005 to 2010 respectively were closed out, crystallising the amounts to be recognised during these periods.

The realised amounts to be recognised in each year are shown in the table below.

	Currency (A$m)			Gold (A$m)
	1H	2H	Total	1H	2H	Total
2005	54.5	60.2	114.7	1.2	1.6	2.8
2006	37.3	41.8	79.1	1.1	1.4	2.5
2007	40.5	42.1	82.6	1.2	1.6	2.8
2008	45.9	44.6	90.5	1.1	1.5	2.6
2009	—	—	—	1.3	1.7	3.0
2010	—	—	—	1.4	1.8	3.2

	178.2	188.7	366.9	7.3	9.6	16.9

SENSIVITIES

The 2005 forecast profit after tax is sensitive to variations in the following key commodities and the AUD:USD exchange rate.

	Movement	Annual PAT impact (A$M)	Annual cash impact (A$M)
Commodity
Nickel	US$0.10/lb	19	28
Copper	US$0.05/lb	23	33
Fertilizer	US$10/t	8	12
Exchange rate
AUD/USD	US$0.01	32	45

Sensitivities are based on AUD/USD 74 cent at WMC forecast commodity prices and a 30 percent tax rate.

Care should be taken in interpreting these sensitivities. In particular, the sensitivity analysis treats each movement in the variables in isolation, whereas, in most cases movements will be inter-dependent.

WMC RESOURCES LTD 2004 FACT FILE

9

BUSINESS PERFORMANCE

Statement of financial performance

(A$ million)	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
REVENUE
Nickel[1]	1,049	1,071	2,120	1,818
Copper uranium	476	642	1,118	696
Fertilizer (QFO and Hi Fert)	291	186	477	423
Elimination of intercompany sales	(7)	(3)	(10)	(8)

Sales revenue (pre hedging)	1,809	1,896	3,705	2,929
Revenue received/receivable from insurance claims	22	50	72	4

REVENUE from operations (pre hedging)	1,831	1,946	3,777	2,933

COSTS
Cash (includes commodity trading expenses)	(966)	(1,025)	(1,991)	(1,880)
Non-cash	(261)	(245)	(506)	(583)
Third party purchases	(227)	(219)	(446)	(328)
Change in stock	36	14	50	80

TOTAL COST OF SALES	(1,418)	(1,475)	(2,893)	(2,711)

Total EBIT (pre hedging)	413	471	884	222

EBIT
Nickel[l]	380	408	788	430
Copper uranium	77	107	184	(120)
Fertilizer	(3)	(3)	(6)	(31
Other EBIT from operations[1]	(16)	3	(13)	11

EBIT from operations (pre hedging)	438	515	953	290

Net currency and commodity hedging gains	72	75	147	72

EBIT from operations (post hedging)	510	590	1,100	362
Corporate	(10)	(12)	(22)	(21)
Corporate one-off items	(1)	(23)	(24)	(8)
Finance and other costs	10	28	38	(3)
Exploration and new business	(24)	(37)	(61)	(36)

Total EBIT	485	546	1,031	294

Net borrowing costs	(16)	(7)	(23)	(46)

PROFIT before income tax	469	539	1,008	248

Income tax benefit/(expense)	46	273	319	(2)

PROFIT AFTER TAX	515	812	1,327	246

The table above includes line items which are not prepared under Australian GAAP. They have been included as they are considered a useful measure of operational performance because they are commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the ASX Full Year Report.

[1]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenue and costs. Comparatives have been restated accordingly. The 2004 revenue includes proceeds on sale of Lanfranchi in the second half.

10	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

Statement of financial position

(A$ million)	Actual Dec-04	Actual Jun-04	Actual Dec-03
Property, plant & equipment (including acquired mineral rights)
Nickel	1,346	1,300	1,242
Copper uranium	3,790	3,865	3,931
Fertilizer	511	547	566
Other	145	133	136

	5,792	5,845	5,875

Working capital
Nickel[1]	242	240	301
Copper uranium	184	315	215
Fertilizer	28	86	81
Other[1]	(4)	(61)	(64)

	450	580	533

Corporate
Net deferred gains and balances relating to hedging and debt revaluations	(674)	(636)	(916)
Tax balances	(19)	(291)	(337)
Exploration and evaluation expenditure capitalised	81	76	69

Provisions	(200)	(202)	(190)

Other	110	147	169

NET ASSETS FUNDED BY DEBT AND EQUITY	5,540	5,519	5,203

Net debt	431	1,091	1,253
Shareholders’ equity	5,109	4,428	3,950

NET DEBT AND EQUITY	5,540	5,519	5,203

[1]	Working capital relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s working capital. Comparatives have been restated accordingly.

11	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

Statement of cashflows

(A$ million)	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
EBITDA (pre hedging)
Nickel[1]	466	514	980	673
Copper uranium	188	220	408	98
Fertilizer	22	21	43	12
Corporate/New Business/Exploration/Other[1]	(41)	(40)	(81)	(52)

	635	715	1,350	731

Movements in working capital
Nickel[2]	61	(2)	59	(62)
Copper uranium	(99)	131	32	34
Fertilizer	(5)	(18)	(23)	16
Corporate/New Business/Exploration/Other[2]	(2)	18	16	(15)

	(45)	129	84	(27)

Other balance sheet movements	15	(44)	(29)	18

Hedging receipts[3]	20	22	42	8

Net borrowing costs paid	(23)	(2)	(25)	(51)

Income tax paid	—	—	—	(3)

Cashflow from operations	602	820	1,422	676

Capital expenditure
Nickel	(143)	(155)	(298)	(219)
Copper uranium	(49)	(50)	(99)	(397)
Fertilizer	(5)	(12)	(17)	(41)
Corporate/New Business/Exploration/Other	(2)	(15)	(17)	(5)

	(199)	(232)	(431)	(662)

Other investing cashflows	(5)	90	85	27

Net cashflow before financing and demerger costs	398	678	1,076	41

Bond issue costs paid	—	—	—	(10)

Payment on close out of gold asset related hedge contracts	(116)	(1)	(117)	(33)

Payment on close out of interest rate hedge	—	—	—	(39)

Demerger costs paid	—	—	—	(45)

Net cashflow before debt and equity funding	282	677	959	(86)

[1]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenue and costs. Comparatives have been restated accordingly.
[2]	Movements in working capital relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s movement in working capital. Comparatives have been restated accordingly.
[3]	Exclude payments on settlement of Gold asset related hedging contracts. Comparatives have been restated accordingly.

12	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

Production Summary

	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Contained nickel (‘000 tonnes)
- Concentrate	54	62	116	118
- Matte	46	52	98	99
- Metal	29	33	62	61

Copper (‘000 tonnes)	103	122	225	160

Uranium (tonnes)	2,225	2,179	4,404	3,203

Gold (‘000 ounces)	34	55	89	86

Fertilizer (‘000 tonnes)
- Di-ammonium phosphate	275	373	648	760
- Mono-ammonium phosphate	139	97	236	162

Total Fertilizer	414	470	884	922

For production commentary, refer to the nickel, copper and fertilizer sections of this document.

13	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS PERFORMANCE

Commodity prices and exchange rates

	Nickel		Copper		DAP
Financial period ended	US$/lb	A$/Ib	US$/lb	A$/Ib	US$/t	A$/t	US$/A$1.00
31 December 2000
First Half	4.28	7.01	0.80	1.31	146	239	0.6103
Second Half	3.57	6.47	0.84	1.52	161	291	0.5538
Full Year	3.92	6.73	0.82	1.41	154	265	0.5821
At 31 December 2000	3.26	5.88	0.82	1.48	155	279	0.5548

31 December 2001
First Half	3.00	5.74	0.78	1.49	153	293	0.5228
Second Half	2.41	4.70	0.66	1.29	141	275	0.5127
Full Year	2.70	5.22	0.72	1.39	147	284	0.5175
At 31 December 2001	2.58	4.64	0.66	1.19	151	2.72	0.5100

31 December 2002
First Half	2.97	5.56	0.72	1.35	154	288	0.5345
Second Half	3.15	5.70	0.70	1.27	160	290	0.5525
Full Year	3.07	5.65	0.71	1.31	157	289	0.5438
At 31 December 2002	3.22	5.70	0.70	1.24	149	264	0.5646

31 December 2003
First Half	3.78	6.13	0.75	1.22	175	284	0.6166
Second Half	4.93	7.17	0.86	1.25	182	265	0.6872
Full Year	4.37	6.70	0.81	1.24	179	274	0.6523
At 31 December 2003	7.56	10.07	1.05	1.40	205	273	0.7507

31 December 2004
First Half	6.19	8.38	1.25	1.70	213	288	0.7400
Second Half	6.37	8.69	1.35	1.84	229	312	0.7330
Full Year	6.29	8.54	1.30	1.76	222	301	0.7366
As at 31 December 2004	6.90	8.85	1.49	1.91	234	300	0.7793

US dollar prices and exchange rates sourced from Bloomberg

Improvements in commodity prices were partly offset by a strengthening Australian dollar relative to the US dollar. Positive factors for the AUD included USD weakness resulting from poor economic and market conditions, along with interest rate differentials and a resilient domestic economy.

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15	WMC RESOURCES LTD 2004 FACT FILE

NICKEL

Market Review

The nickel market continued to strengthen and posted substantial gains in 2004 as a result of higher stainless steel production, strong Chinese demand, historically low inventories, constrained supply and speculative activity. The average nickel price rose by more than 44 percent to US$6.29 per pound - its highest level since 1988.

Production

The nickel business exceeded full year targets for concentrate, matte and metal production in 2004.

Leinster achieved record annual performance for mill throughput, recovery and nickel-in-concentrate output. The first ore from the new 11 Mile Well open pit was mined in December and mining of remnant ore has extended the life of the Harmony pit into 2005.

As expected, production was lower at Mt Keith with mining transitioning from the higher grade ore at the bottom of Stage E cutback in 2003 to lower grade ore from the new Stage F cutback during 2004.

Production was 8 percent higher at the Kambalda concentrator with increased ore deliveries from mine operators in the region.

Nickel-in-matte production at the Kalgoorlie smelter was marginally lower, reflecting reduced concentrate supply in the second quarter during the transition between cutbacks at Mt Keith. The opportunity was taken during this period to advance the planned replacement of the furnace reaction shaft roof from 2005. An innovative prefabrication approach enabled the work to be completed in 13 days compared to the 28 days originally scheduled for 2005.

Metal production at the Kwinana refinery increased slightly compared to the previous year. The three-yearly major maintenance shutdown was completed in the first half and the low cost expansion of the refinery to 70,000 tonnes per annum capacity was completed and operational during the second half.

Financials

Earnings before interest and tax from the nickel operations were $788m, up $358m from 2003 on a pre hedging basis. Key variances included:

•	revenue from operations increased by $407m with lower sales volumes offset by higher realised prices

•	cash operating costs were $15m higher, reflecting higher output from the Perseverance mine at Leinster

•	the cost of purchased feed at Kambalda was $89m higher due to the higher nickel price and higher volumes

•	non-cash costs reduced by $54m, reflecting lower amortisation with completion of primary ore mining at the Harmony open pit at Leinster and stockpile processing at Mt Keith during the transition between cutbacks in the first half of the year.

The unit cash cost of nickel production reduced 9 percent year-on-year. The higher unit cost of sales reflects the higher cost of purchased feed at Kambalda.

Capital expenditure of $298m included continued development of the Perseverance lower mine at Leinster, increased waste stripping for the Stage F cutback at Mt Keith and capitalised major maintenance relating to the refinery shutdown.

Development

The Lanfranchi mine and associated tenements at Kambalda were sold for $26m during 2004. This concludes the strategy of selling mature nickel mines at Kambalda and participating in the benefits that a third party can yield from the remaining resource.

Significant progress was made on the development of the Perseverance lower mine at Leinster, with decline access completed to the 11 Level. The new crusher and materials handling system on the 11 Level are scheduled for commissioning during the second quarter of 2005.

The option to purchase the lease containing the Cliffs nickel deposit, located near Mt Keith, was exercised during the year. A feasibility study is underway and development of an exploration decline is scheduled to commence in the first half of 2005.

Outlook

Nickel-in-concentrate, matte and metal production is expected to increase by 2 percent, 10 percent and 8 percent respectively in 2005.

16	WMC RESOURCES LTD 2004 FACT FILE

NICKEL

Production - Nickel

	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Kambalda Nickel Operations
Ore treated (‘000 tonnes)	422	535	957	805
Head grade (%)	3.4	3.1	3.2	3.6
Concentrate produced (‘000 tonnes)	96	114	210	181
Concentrate grade (%)	13.5	13.3	13.4	14.3
Nickel-in-concentrate (‘000 tonnes)	13	15	28	26

Leinster Nickel Operations
Ore treated (‘000 tonnes)	1,272	1,462	2,734	2,489
Head grade (%)	1.8	1.9	1.9	2.0
Concentrate produced (‘000 tonnes)	175	201	376	347
Concentrate grade (%)	11.4	12.3	11.9	12.1
Nickel-in-concentrate (‘000 tonnes)	20	25	45	42

Mt Keith Nickel Operations
Ore treated (‘000 tonnes)	5,524	5,606	11,130	11,200
Head grade (%)	0.6	0.6	0.6	0.6
Concentrate produced (‘000 tonnes)	99	92	191	247
Concentrate grade (%)	21.3	24.0	22.6	20.2
Nickel-in-concentrate (‘000 tonnes)	21	22	43	50

Total Nickel in concentrate (‘000 tonnes)	54	62	116	118

Kalgoorlie Nickel Smelter (‘000 tonnes)
Concentrate treated	342	375	717	711
Nickel-in-concentrate treated from WMC sources	35	39	74	77
Nickel-in-concentrate treated from third party sources	13	15	28	27
Matte produced	67	74	141	148
Nickel-in-matte produced	46	52	98	99

Kwinana Nickel Refinery (‘000 tonnes)
Matte treated	43	51	94	92
Refined nickel produced	29	33	62	61

Sales
Nickel (‘000 tonnes)
Nickel-in-concentrate	7	6	13	15
Nickel-in-matte	18	14	32	36
Metal	28	34	62	61
Total Nickel	53	54	107	112
Cobalt (tonnes)	307	286	593	886

Ratios/unit costs
Return on net assets (annualised %)	49.3	51.8	50.5	28.3
Unit cash cost of nickel metal production (A$/lb) *	2.16	1.95	2.03	2.24
Unit total cost of nickel metal sales (A$/lb) *	4.92	5.11	5.04	4.79
Average nickel sales price including hedging (A$/lb)	8.77	9.13	8.97	6.70

*	Excluding costs relating to the power sales made by Nickel to third parties in Western Australia.

17	WMC RESOURCES LTD 2004 FACT FILE

NICKEL

Financial statements – Nickel

(A$ million)	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Profit & loss
Revenue
Nickel	920	962	1,882	1,531
Intermediate products	59	61	120	93
Power sales and other[1]	17	46	63	34

Revenue from operations	996	1,069	2,065	1,658
Commodity trading revenue	53	2	55	160

Sales revenue	1,049	1,071	2,120	1,818
Revenue received/receivable from insurance claim	—	10	10	4

Total revenue	1,049	1,081	2,130	1,822

Costs
Cash operating costs[1]	(365)	(399)	(764)	(749)
Purchased feed	(157)	(190)	(347)	(258)
Non cash costs	(94)	(130)	(224)	(278)
Change in stock	(3)	47	44	51

Cost of sales of WMC product	(619)	(672)	(1,291)	(1,234)
Commodity trading expenses	(50)	(1)	(51)	(158)

Total cost of sales	(669)	(673)	(1,342)	(1,392)

EBIT (pre hedging)	380	408	788	430
Currency hedging	36	43	79	44

EBIT (post hedging)	416	451	867	474
Depreciation and amortisation	86	106	192	243

EBITDA (post hedging)	502	557	1,059	717

Operating cash flows	514	490	1,004	607

Capital expenditure
Sustain	40	63	103	66
Enhance	5	16	21	18
Mine capital development	76	72	148	127
Capitalised major maintenance	22	4	26	8

Total	143	155	298	219

Balance sheet[2]
Current assets	448	449	449	483
Non-current assets	1,402	1,700	1,700	1,352
Liabilities	(267)	(547)	(547)	(345)

Net assets	1,583	1,602	1,602	1,490

The table above includes line items which are not prepared under Australian G AAP. They have been included as they are considered a useful measure of operational performance because they are commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the ASX full year report.

[1]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenue and costs. Comparatives have been restated accordingly. The 2004 revenue includes proceeds on sale of Lanfranchi ($26m) in the second half.
[2]	The Balance Sheet includes assets and liabilities relating to the power sales made by Nickel to third parties in Western Australia. Comparatives have been restated accordingly.

18	WMC RESOURCES LTD 2004 FACT FILE

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19	WMC RESOURCES LTD 2004 FACT FILE

COPPER - URANI UM

Market review

The copper market continued to strengthen and posted substantial gains during 2004, largely on the back of strong Chinese demand and historically low inventories. The average copper price rose by around 60 percent to US$1.30 per pound - its highest level since 1995. The market, which was in deficit during 2003, continued to be under-supplied in 2004.

The uranium price has strengthened considerably and forecasts suggest this trend will continue. The spot price indicator for uranium rose by in excess of 40 percent during 2004. WMC’s existing contracts include a spot price reference component and new contracts are written with the fixed component at a premium to the prevailing spot price.

Production

Copper production was a record 224,731t, up 40 percent on the previous year driven by record smelter utilisation and refinery performance. This performance was under-pinned by a reliability improvement program which commenced in the smelter and was subsequently implemented in the mine and hydromet areas.

The solvent extraction circuit was successfully commissioned during 2004, and a program to lift copper, uranium and gold recoveries commenced. Uranium recovery increased from historical 65-70 percent levels to a record 77 percent in the fourth quarter.

A program to lift mining and milling rates to 10.5mtpa commenced and will continue into 2005.

Financial

Strong production performance during a period of sustained high copper prices drove a turnaround in earnings before interest from a $120m loss in 2003 to $184m in 2004.

Revenue from operations increased by 61 percent from $696m to $1,118m due to stronger sales volumes and higher prices.

Cash operating costs rose by $112m (20 percent) due to a 40 percent increase in production levels, reliability program funding and increased royalty payments.

Finished goods purchases increased by $11m to meet contractual uranium commitments.

A review of stocks and fixed assets increased non-cash charges.

Capital expenditure was $298m lower due to completion of the solvent extract plants, furnace rebuild program in 2003 and a risk-based review of capital requirements in 2004.

Outlook

Copper production levels will be maintained by increased mining and milling rates to a target level of 10.5mtpa by end-2005. Concentrate production will be supplemented by processing of surface stocks, principally furnace reverts. Ore stocks will reduce from the current 1mt to target levels of 0.4mt.

The focus on metal recovery will continue with projects planned to increase uranium oxide production in 2005 by 8 percent to 4,700t.

Development and backfill costs will increase for the next two years in the mine to support the lift in production rates. A three-year cost reduction program focussing on backfill, energy and maintenance costs has been developed and will be implemented by 2008.

20	WMC RESOURCES LTD 2004 FACT FILE

COPPER - URANIUM

Production - Copper-uranium

	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Ore hoisted (‘000 tonnes)	4,193	4,477	8,670	9,004
Ore treated (‘000 tonnes)	4,464	4,423	8,887	8,386
Copper ore grade (%)	2.4	2.1	2.3	2.4
Copper produced (‘000 tonnes)	103	122	225	160

Uranium ore grade (kg/tonne)	0.6	0.6	0.6	0.6
Uranium produced (tonnes)	2,225	2,179	4,404	3,203

Gold ore grade (g/tonne)	0.5	0.4	0.5	0.5
Gold produced (‘000 ounces)	34	55	89	86

Silver ore grade (g/tonne)	5.0	3.9	4.5	4.6
Silver produced (‘000 ounces)	359	503	862	601

Sales
Copper (‘000 tonnes)	107	122	229	175
Uranium oxide (tonnes)	1,490	2,682	4,172	4,575

Ratios/unit costs
Return on net assets (annualised %)	3.7	5.1	4.4	N/A
Unit cash cost of production (A$/lb)	0.66	0.94	0.80	0.68
Unit total cost of sales (A$/lb)	1.53	1.61	1.58	1.50
Average copper sales price including hedging (A$/lb)	1.82	1.95	1.89	1.27

21	WMC RESOURCES LTD 2004 FACT FILE

COPPER - URANIUM

Financial statements - Copper - uranium

(A$ million)	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Profit & loss
Revenue
Revenue from operations	476	642	1,118	696
Revenue received/receivable from insurance claims	42	40	82	—

Total revenue	518	682	1,200	696

Costs
Cash operating costs	(293)	(372)	(665)	(553)
Finished goods purchased	(52)	(29)	(81)	(70)
Non-cash costs	(147)	(133)	(280)	(234)
Change in stock	51	(41)	10	41

Total cost of sales	(441)	(575)	(1,016)	(816)

EBIT (pre hedging)	77	107	184	(120)
Currency/commodity hedging	33	27	60	23

EBIT (post hedging)	110	134	244	(97)
Depreciation and amortisation	111	113	224	218

EBITDA (post hedging)	221	247	468	121

Operating cashflows	89	370	459	142

Capital expenditure
Sustain - Olympic Dam Operations	14	37	51	67
Sustain - SX plant rebuild	23	(1)	22	233
Enhance	—	—	—	8
Mine capital development	12	14	26	15
Capitalised major maintenance	—	—	—	74

Total	49	50	99	397

Balance sheet
Current assets	459	344	344	362
Non-current assets	3,887	3,815	3,815	3,951
Liabilities	(452)	(164)	(164)	(444)

Net assets	3,894	3,995	3,995	3,869

The table above includes line items which are not prepared under Australian GAAP. They have been included as they are considered a useful measure of operational performance because they are commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the ASX full year report.

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FERTILIZER

Market review

Average US$ di-ammonium phosphate (DAP) prices improved steadily throughout 2004, closing up 14 percent on 2003 levels. Primary drivers behind the price increase included higher oil and gas prices, and increasing production and freight costs. Stronger demand, together with reduced US production, contributed to improved pricing.

An appreciating Australian dollar, however, meant realised A$ prices were up slightly less at 10 percent for the year. With improved sales and distribution performance, WMC Fertilizers increased the volume of domestic sales, achieving improved margins during the year.

The Hi Fert joint venture, struck in December 2004 between WMC, AWB Limited (Landmark) and Futuris Corporation Limited (Elders), provides further integration into east coast markets where WMC Fertilizers is now the primary supplier of ammonium phosphate fertilizers.

Production

While acid supply constraints limited first half production, higher second half production at the Queensland Fertilizer Operations contributed to annual production of 883,921 tonnes. Product quality, sizing and handling has been improved as a result of newly-commissioned screens at the granulation plant and initial MAP-S (sulphur-fortified mono-ammonium phosphate) results that were also encouraging.

New, value-added fertilizer products that will provide greater fertilizer efficiency for customers and enhance the business, are being investigated. All the products currently under development are derivatives of DAP and MAP.

Financials

Earnings before interest and tax increased by $25m from a loss in 2003 of $31m to a loss of $6m in 2004. Fertilizer sales revenue rose 26 percent but were partly offset by higher unit costs due to lower production and higher non-cash costs. Hi Fert also experienced slightly lower sales margins, mainly due to higher freight costs.

The higher non-cash costs were mainly due to a full year depreciation in 2004 of the 2003 major shutdown costs. Capital expenditure was $24m lower than 2003, primarily reflecting no capitalised major maintenance in 2004. The next major maintenance program is due in 2006.

Outlook

Production is expected to be approximately 980,000 tonnes of fertilizer in 2005, reflecting a higher proportion of MAP-based products and greater availability of sulphuric acid from the Mount Isa acid plant. Low cost capital improvement projects and de-bottlenecking will continue over the next few years with an increased focus on development of value-added fertilizer products tailored to improved sales into major domestic markets.

Hi Fert’s share of the eastern Australia market is expected to grow through both existing independent distributors and the Elders and Landmark networks.

24	WMC RESOURCES LTD 2004 FACT FILE

FERTILIZER

Production - Fertilizer

	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Di-Ammonium Phosphate (DAP) (‘000 tonnes)	275	373	648	760
Mono-Ammonium Phosphate (MAP) (include MAP-S) (‘000 tonnes)	139	97	236	162

Total Fertilizer (‘000 tonnes)	414	470	884	922

Sales

	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
QFO (‘000 tonnes) - third parties	288	370	658	689
QFO (‘000 tonnes) - via Hi Fert	241	53	294	205
Hi Fert - purchased product (‘000 tonnes) - third parties	216	89	305	350

25	WMC RESOURCES LTD 2004 FACT FILE

FERTILIZER

Financial statements - Fertilizer

(A$ million)	Actual 1H04	Actual 2H04	Actual FY04	Actual FY03
Profit & loss
Revenue
Fertilizer sales revenue	185	145	330	261

Total revenue	185	145	330	261

Costs
Cash operating costs	(133)	(129)	(262)	(262)
Finished goods purchased	(18)	—	(18)	—
Non-cash costs	(26)	(25)	(51)	(40)
Change in stock	(16)	10	(6)	5

Total cost of sales	(193)	(144)	(337)	(297)

QFO EBIT (pre hedging)	(8)	1	(7)	(36)
Profit/(loss) from Hi Fert	5	(4)	1	5

Fertilizer EBIT (pre hedging)	(3)	(3)	(6)	(31)
Currency hedging	3	5	8	5

EBIT (post hedging)	—	2	2	(26)

QFO depreciation and amortisation	23	23	46	39
Hi Fert depreciation and amortisation	2	1	3	4

Fertilizer EBITDA (post hedging)	25	26	51	17

Operating cashflows (QFO only)	20	19	39	(5)

Capital expenditure
QFO
Sustain	2	6	8	12
Enhance	1	3	4	2
Mine capital development	1	2	3	—
Capitalised major maintenance	—	—	—	24

Total	4	11	15	38

Hi Fert	1	1	2	3

Fertilizer capital expenditure	5	12	17	41

Balance sheet (QFO)
Current assets	47	55	55	57
Non-current assets	577	564	564	588
Liabilities	(35)	(39)	(39)	(58)

Net assets	589	580	580	587

The table above includes line items which are not prepared under Australian GAAP. They have been included as they are considered a useful measure of operational performance because they are commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the ASX full year report.

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27	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS STRATEGY & DEVELOPMENT

Corridor Sands

Technical, engineering and metallurgical studies are currently being completed, with the request for tender for a specialist Project Management Contractor to validate the Bankable Feasibility Study being distributed for response late last year.

Progress towards concluding off-take agreements by mid-year, consistent with the project development plan, is proceeding well.

Nickel Growth Strategy

The next phase of WMC’s Nickel Growth Strategy was announced during the December quarter, including the planned introduction of alternate processing technology and a regional program of project development and exploration.

With this strategy:

•	processing capacity at Mt Keith will be more than doubled to enable treatment of all ore from Mt Keith and future Yakabindie operations through a common facility

•	nickel production is expected to increase by 25,000tpa from 2008/09 through the development of a new processing route to treat current and future stockpiles of talc and low-grade ores from Mt Keith and Yakabindie

•	a new milling and concentrator circuit will be combined with the application of Low Pressure Leach technology to treat over 110,000t of nickel already in stockpiles.

Pilot plant trials for the new nickel leach circuit are underway in the United States. Product from the leach circuit will be fed directly to expanded capacity at WMC’s Kwinana Nickel Refinery or sold as a high value intermediate product.

The capital cost of the leach plant and associated concentrator is forecast to be US$7- 8 per annual pound of nickel production. Test work and associated engineering studies are scheduled for completion in time for construction to commence in 2006.

Pre-feasibility work also continues at the Yakabindie nickel deposit, 26km south of Mt Keith, with metallurgical testing underway.

Olympic Dam Development Study

Encouraging drill results from the first phase of the Olympic Dam Development Study led to an expanded drilling program at Olympic Dam and further technical options.

Drill results announced during the December quarter have identified additional mineralisation at a shallower depth, with the potential for higher grade and higher copper-to-sulphur ratio. This presents the possibility of extending the utilisation of current surface facilities and allows an earlier commencement of open pit mining in the southern ore body.

Mineral Resources at Olympic Dam were increased during the December quarter by almost 30 percent as a result of recent drilling and an improved long-term uranium price outlook.

The depth and thickness of mineralisation, along with recent mining technical advancements, have allowed the consideration of the larger scale and lower cost underground option of block caving at rates comparable with open pit mining.

The study is focusing on two primary mining options, underground (block caving) and open pit, with both producing approximately 40mtpa of ore. Processing and supporting infrastructure are being matched to this single production level.

WMC is expanding the drill program and intensifying the technical work, while the study team continues detailed discussion with the South Australian Government on key infrastructure, environmental and logistics requirements.

Initial findings on the preferred mining option are due in March 2005 and WMC is due to deliver the complete development study in early 2006.

Exploration

A high level of exploration activity continues in Australia and overseas, both in joint venture and WMC programs. The focus on three key areas of activity – near-mine and regional exploration in Western Australia, and a global program – is yielding positive drill results, with new prospects emerging.

28	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS STRATEGY & DEVELOPMENT

Testing of these prospects and planned drilling of new targets position WMC for continued success in 2005. Highlights of current results and planned activity include:

WA Near-Mine Program

Sir Gawain (13km NNW of the Perseverance Mine) - diamond drilling intersected ultramafic rocks exhibiting bands of massive nickel sulphide ranging from 0.1 to 3 metres downhole thickness. Assay results include 2.9m @ 5.53% nickel (Ni) from 115.8m downhole, and 20cm @ 3.62% Ni from 104.7m downhole.

Goliath Deeps (Yakabindie) - deep diamond drilling intersected 80 metres of significant disseminated nickel sulphides below, and potentially extending, a portion of the Yakabindie resource. Analytical results are pending.

Leinster-Mt Keith belt - recent significant advances in the understanding of the geological setting and characteristics of the Leinster-Mt Keith nickel belt have identified a considerable strike length which has not been fully tested. We will apply our recently developed deep-penetrating electro-magnetic system - which identified the North Cliffs prospect - throughout the Leinster-Mt Keith belt with the expectation of additional high-quality drill targets emerging in 2005.

Forward work program - drilling planned for early 2005 includes continuation of work at Sir Gawain and Goliath Deeps, several additional targets in and around the Perseverance Mine, and follow-up testing at North Cliffs (4m @ 2% Ni intersected during Q3, 2004).

WA Regional Program

WMC continues to develop a diverse portfolio of regional nickel sulphide exploration projects in Western Australia. The projects range from early-stage conceptual targets to more advanced drilling programs and include both 100 percent WMC-owned interests and a number of joint ventures with junior exploration companies.

Collurabbie

The Collurabbie project is located approximately 180km ENE of Mt Keith and includes the Olympia project (70/30 held in joint venture with Falcon Minerals NL).

Drilling at the Olympia project during Q4, 2004 intersected significant nickel-copper-platinum group elements (Ni-Cu-PGE) mineralisation, see table below.

Collurabbie - Olympia Prospect - significant intersection - 2004

Hole ID	From (m)	Down hole length (m)	Ni%	Cu%	Total PGE* + Au(g/t)
CLD 159	279.43	5.77	3.00	1.95	5.55
CLD 125	64.00	8.00	1.23	1.62	4.24
CLD 139	131.65	12.86	1.33	0.95	2.75
CLD 136	176.00	1.90	3.65	2.80	7.28
CLD 136	184.90	1.10	3.67	3.12	8.35
CLD 137	136.00	2.00	2.85	1.77	2.50	*

*	Platinum and Palladium only

In the broader Olympia area, aircore drilling has been completed over a strike extent of 8km. Ni-Cu-PGE mineralisation has been detected along the entire strike-length of this trend. Deep-penetrating ground-based electro-magnetic surveys and regional drill traverses are in progress to test the southern 5km of the trend. In addition, an accelerated diamond drilling program to test the extent of the sulphide mineralisation is underway.

Other regional exploration

Elsewhere in WA, drilling is continuing at the Mt Alexander JV (with Western Areas NL), 125km SSW of Leinster. Two drilling programs are planned for early 2005 at West Musgrave - one to test for deep mineralisation at Babel and one to test a significant electro-magnetic anomaly. Additionally, drilling is planned to test electro-magnetic anomalies detected at the Karlawinda Bore prospect, 350km NNW of Mt Keith.

29	WMC RESOURCES LTD 2004 FACT FILE

BUSINESS STRATEGY & DEVELOPMENT

International

On 19 November 2004, WMC and the Jinchuan Group Ltd announced the formation of a new joint venture exploration company. During the December quarter, WMC entered into a cooperative joint venture to explore for nickel and copper targets in Gansu and regional provinces in China’s west. The initial exploration targets are focused on Ni-Cu-PGE deposits. Exploration planned for early 2005 includes regional aero-magnetic surveys and drilling.

The joint venture company will draw employees from WMC and Jinchuan, with an initial capital contribution of RMB 50m (US$6m) over three years. The joint venture company is owned and funded on a 50-50 basis, with WMC and Jinchuan sharing the cost of any agreed exploration programs.

Albidon JV – Africa

WMC completed an exploration agreement with Albidon Ltd covering several large early-stage greenfields exploration areas in Botswana, Malawi, Tanzania and Zambia with a total area of more than 45,000 km2. These areas exhibit significant potential for large Ni-Cu-PGE deposits. WMC has commenced an aggressive exploration program aimed at developing several drilling projects during 2005.

Americas

WMC is exploring for Ni-Cu-PGE deposits in selected areas of the United States and Canada. In the United States, airborne electro-magnetic surveys were completed during the quarter and follow-up drilling programs are expected in the early part of 2005.

Technology

Adding value through technical improvements, from exploration to metal refining, is a key component of WMC’s success and its growth prospects. Dedicated mining and processing teams focus on business leverage points to develop innovative solutions to maximise returns from new orebodies and the existing asset base. The associated know-how that is generated is protected by patents (32 patents have been granted and a further 72 patents are pending).

During 2004, company technologists managed a large portfolio of projects with the potential to add significant net present value to WMC. From 2002 to 2004, an estimated $587m in net present value has been added to WMC’s business units through successfully delivered technological improvements. Two of WMC’s recent in-house developments, namely deep-penetrating electromagnetic exploration technology and technology facilitating the recovery of finely disseminated nickel, have been validated, patented and successfully implemented.

Other

Comaplex - Meliadine

WMC sold its 14 percent stake in Canadian explorer, Comaplex Minerals Corp (TSX:CMF), completing WMC’s exit from the Meliadine West exploration project in northern Canada.

Xstrata offer

Xstrata Capital Holdings Pty Ltd (Xstrata) has announced a revised off-market offer of $7.20 per WMC share. WMC Directors have declined to endorse the offer and will continue to consider all options to secure the best outcome for WMC shareholders. Xstrata’s offer is scheduled to close on 28 February 2005. Xstrata has the ability to extend that date.

To view a copy please visit

www.wmc.com/xstrata

30	WMC RESOURCES LTD 2004 FACT FILE

DEFINITIONS

Average sales price (including hedging)

Australian dollar sales prices unit received inclusive of hedging. In effect, total product revenue plus or minus commodity and pro rated currency hedging gains or losses divided by product sales volumes.

Capitalised major maintenance

Costs related to planned cyclical maintenance capitalised and amortised over the period to the next major shutdown (where this period is greater than twelve months).

Earnings per share (EPS)

Basic EPS: Profit after tax divided by the weighted average number of ordinary shares on issue during the period.

Diluted EPS: Profit after tax divided by the weighted average number of ordinary and potential shares on issue during the period.

Enhance capital

Capital expenditure where there is a high degree of confidence that a discrete return on expenditure will be achieved through increased production or a reduction in operating costs.

Frequency rate (FR)

Number of lost time and medically treated injuries per million hours exposure.

GAAP

Generally accepted accounting principles in Australia.

Idle capacity

Idle capacity reflects a situation where productive assets are not used at their full or near full capacity. This may result from a shortage of material to process, a shutdown for maintenance or be due to an industrial dispute. Costs are proportionately reallocated from production to non-production costs with the effect that they are charged immediately against earnings as opposed to being included in the valuation of stocks and charged to earnings as product is sold.

Interest cover

Earnings before interest, taxes, depreciation and amortisation and hedging divided by net interest expense incurred before subtracting capitalised interest.

Liquid investments

Investments that are convertible to cash within a period not exceeding ninety days.

LME

London Metal Exchange.

Lost-time injury (LTI)

An injury that results in at least one full shift being lost at some time (not necessarily immediately) after the shift during which the injury occurred, providing it is not a rostered day off.

Mine capital development

Costs of establishing access to ore where the access is expected to be used for production over greater than twelve months.

WMC RESOURCES LTD 2004 FACT FILE

31

DEFINITIONS

Medically-treated injury (MTI)

Injuries that do not result in lost workdays, but require medical treatment (including restricted work).

Operating cashflow to debt

The percentage of annualised net cashflow from operations relative to net debt.

Return on net assets

Business Units’ earnings before interest, tax and hedging divided by average net assets (excluding tax assets / liabilities and intra-group assets).

Return on equity

Operating profit after tax / total shareholders’ equity.

Return on invested capital

The annualised earnings before interest and tax as a percentage of funds employed in the business (shareholders’ equity and net debt).

Sustain capital

Capital expenditure to maintain the operations at their current level of performance with no material impact on production or reduction in the cost base.

Unit cash cost of production

Cash costs directly attributable to production (excludes sales and distribution, royalties, idle capacity and R&D costs amongst others) less the value of by-products produced divided by production volumes.

Unit Total Cost of Sales

‘Unit Cost of Sales’ is ‘Total Cost of Sales’ less co-product revenue divided by product sold. ‘Total Cost of Sales’ includes all production and non-production costs, and stock movements.

Working capital

Working capital only includes net current trade and other debtors, inventories, and trade and other creditors.

32	WMC RESOURCES LTD 2004 FACT FILE

PRELIMINARY FINAL ASX REPORT

FOR THE YEAR ENDED

31 December 2004

December 2004 Preliminary Final ASX Report

WMC Resources Ltd - ABN 76 004 184 598

Year ended 31 December 2004 (“Current period”)

(Previous corresponding period: Year ended 31 December 2003)

Results for announcement to the market

		2003 $M		2004 $M

Revenues from ordinary activities	up 31% from	3,060.3	to	4,003.8
Profit from ordinary activities after tax attributable to members	up from	245.6	to	1,326.9
Net profit for the period attributable to members	up from	245.6	to	1,326.9

Dividends

	2003	2004
Interim dividend per share (cents)	Nil	17.0
Final dividend per share (cents)	6.0	20.0

Since year end the directors have declared an unfranked final dividend of 20 cents per share (2003: 6 cents) which will be payable on the 11 March 2005 to registered shareholders as of 1 March 2005 (2003: 15 April 2004). This dividend has not been recognised as a liability at year end.

An unfranked final dividend of 6 cents per share was paid on 15 April 2004 in respect of the 2003 financial year. An unfranked interim dividend of 17 cents per share was paid on 22 September 2004 in respect of the 2004 financial year.

The directors have advised that the dividend reinvestment plan has been suspended for the duration of any bid for the company.

Basis of Preparation

The financial statements for the year ended 31 December 2004 as presented on pages 1 - 20 reflect the financial performance of the operations of WMC Resources Ltd group for the full financial year.

Explanation of revenue and profits from ordinary activities after tax

Revenue from ordinary activities for the twelve months to 31 December 2004 was $4,003.8 million, an increase of 31 per cent on the 2003 year of $3,060.3 million.

Improving operational reliability and buoyant Australian dollar commodity prices contributed to increased operating earnings, returns and cash flows for the year ended 31 December 2004. A detailed discussion of the results can be found in the section of this report entitled “Commentary on results”.

Audit report

This preliminary final report is based on accounts, which have been audited. The audit report, which was unqualified, will be made available with the company’s financial report.

December 2004 Preliminary Final ASX Report

Consolidated statement of financial performance

	Notes	2004 $M	2003 $M

Operating revenues	2	3,828.4	3,001.3
Revenue from sale of assets other than goods	2	45.1	37.2
Interest revenue	2	20.4	17.6
Other revenue from outside the operating activities	2	109.9	4.2

Revenue from ordinary activities		4,003.8	3,060.3

Cost of goods sold		(2,481.2)	(2,247.6)
Selling and distribution expenses		(86.0)	(81.2)
General and administrative expenses		(226.4)	(222.8)
Exploration and evaluation expenses		(27.3)	(28.0)
Borrowing costs		(43.3)	(64.0)
Other expenses from ordinary activities		(131.5)	(168.8)
Share of net loss of associate		(0.3)	—

Profit from ordinary activities before income tax		1,007.8	247.9

Income tax benefit/(expense) relating to ordinary activities	4	319.1	(2.3)

Net profit attributable to members of WMC Resources Ltd		1,326.9	245.6

Transfer of asset revaluation reserve to retained earnings	9	—	(24.5)
Net exchange differences recognised directly in equity		(0.5)	(3.7)
Net transfers (from)/to retained earnings		(2.5)	31.4

Total revenues, expenses and valuation adjustments attributable to members of WMC Resources Ltd and recognised directly in equity		(3.0)	3.2

Total changes in equity other than those resulting from transactions with owners as owners		1,323.9	248.8

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Earnings per share (EPS)

	2004	2003
Basic EPS (cents)	114.5	21.7
Diluted EPS (cents)	114.3	21.7

Net tangible assets per share

	2004	2003
Net tangible assets per share ($)	4.36	3.43

December 2004 Preliminary Final ASX Report

Consolidated statement of financial position

	Note	2004 $M	2003 $M

CURRENT ASSETS

Cash assets		473.9	100.3
Receivables		282.9	450.4
Other financial assets		13.8	13.1
Inventories		517.6	545.8
Other		66.2	68.1

Total current assets		1,354.4	1,177.7

NON-CURRENT ASSETS
Receivables		250.3	277.3
Investments in associate		43.7	—
Other financial assets		4.2	21.3
Inventories		80.4	71.2
Exploration and evaluation		80.5	68.5
Property, plant and equipment		4,461.4	4,520.5
Acquired mineral rights		1,331.0	1,354.8
Deferred tax assets		532.7	46.0
Other		24.5	22.9

Total non-current assets		6,808.7	6,382.5

TOTAL ASSETS		8,163.1	7,560.2

CURRENT LIABILITIES
Payables		458.3	432.2
Interest-bearing liabilities		—	212.0
Current tax liabilities		1.7	1.3
Provisions		74.5	67.7
Other		145.0	184.4

Total current liabilities		679.5	897.6

NON-CURRENT LIABILITIES
Payables		231.0	379.2
Interest-bearing liabilities		905.1	1,141.2
Deferred tax liabilities		549.7	382.0
Provisions		125.8	121.8
Other		562.9	688.7

Total non-current liabilities		2,374.5	2,712.9

TOTAL LIABILITIES		3,054.0	3,610.5

NET ASSETS		5,109.1	3,949.7

EQUITY
Contributed equity		3,849.3	3,747.7
Reserves		2.0	2.5
Retained profits	9	1,257.8	199.5

TOTAL EQUITY		5,109.1	3,949.7

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

December 2004 Preliminary Final ASX Report

Consolidated statement of cash flows

	Note	2004 $M	2003 $M

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		3,692.4	2,987.3
Payments to suppliers & employees		(2,361.7)	(2,251.8)
Payments on settlement of hedge contracts		42.1	(13.9)
Receipts from early close out of foreign exchange contracts		—	18.6
Receipts from early close out of commodity hedge contracts		—	2.7
Interest received		20.3	20.3
Borrowing costs paid		(45.4)	(71.1)
Income taxes paid		(0.3)	(2.9)
Payments for:
- exploration (grassroots)		(18.0)	(20.7)
- exploration (additional, supporting existing operations)		(8.5)	(3.5)
Proceeds from insurance claims (business interruption)		101.5	10.5

Net cash inflow from operating activities	10	1,422.4	675.5

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment		(424.8)	(661.9)
Payment for Cliffs nickel option		(5.3)	—
Payments for evaluation expenditure and other studies		(13.6)	(7.3)
Proceeds from sale of non-current assets		40.1	22.6
Proceeds from dilution of Hi-Fert Pty Ltd		67.5	—
Investment in associate		(10.0)	—
Demerger costs paid		—	(45.2)
Proceeds from insurance claims (material damage)		0.6	12.0
Payments for research and development		(0.4)	(0.1)

Net cash outflow from investing activities		(345.9)	(679.9)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issues of shares		47.8	54.8
Dividends paid		(206.4)	—
Payments on settlement of legacy gold asset related hedge contracts		(116.8)	(33.0)
Global bond issue costs paid		—	(9.9)
Payment on close-out of interest rate hedge		—	(38.5)
Proceeds from borrowings		—	1,086.5
Repayments of borrowings		(425.7)	(1,032.6)

Net cash (outflow)/inflow from financing activities		(701.1)	27.3

Net increase in cash held		375.4	22.9
Cash at the beginning of the financial year		100.3	90.5
Effect of exchange rate changes on cash balances		(1.8)	(13.1)

Cash at the end of the financial year		473.9	100.3

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

December 2004 Preliminary Final ASX Report

Commentary on results

Explanation of Revenue

Buoyant commodity prices, strong volumes across all commodities and insurance revenue contributed to revenue growth. Commodity markets were buoyant throughout the year with firm prices for all our commodities. Exchange stocks of both nickel and copper remain tight, and demand for our output has been strong. Fertilizer pricing has improved, boosting our realised prices.

Uranium spot prices have increased significantly with expectations of tighter supply/demand balance. As most uranium oxide is sold under long term contracts realised prices will trend towards spot prices over time as new contracts are put in place. Current realised prices therefore lag the considerable increases reflected in current spot prices.

Revenue for the 2004 year includes the recognition of insurance revenue totalling $71.8 million reflecting the settlement of the Olympic Dam 2002 solvent extraction fire and the 2003 heat exchanger incident and a further progress instalment on the 2002 Kalgoorlie Nickel Smelter acid plant fire.

Explanation of Profit from ordinary activities after tax

The consolidated profit after tax has increased from $245.6 million in 2003 to $1,326.9 million for the year to 31 December 2004. The higher 2004 result compared with 2003 largely reflects increased Australian dollar commodity prices, a turnaround in operational reliability and profitability at Olympic Dam and improved revenues and earnings growth in the Nickel operations.

Profit after tax for 2004 benefited from tax credits arising from the recognition of Australian tax losses and other timing differences not previously brought to account, residual hedge obligations settled in 2004 and restatement of deferred tax balances on entry to the Australian tax consolidation regime. The net tax benefit for 2004 is $319.1 million.

Copper Uranium

The Copper Uranium operations contributed $183.8 million (pre hedging) compared with a loss of $120.2 million (pre hedging) for 2003. The $304.0 million turnaround reflects stronger commodity prices, increased copper sales volumes and insurance revenues, partly offset by higher volume related costs and certain one-off charges.

Higher realised prices contributed to improved earnings, mainly driven by an increase in the average copper price from A$1.24/lb to A$1.76/lb. Stronger gold and silver prices also contributed to increased revenue and earnings.

Copper sales volumes were approximately 55,000 tonnes higher in 2004 partially offset by a reduction in uranium sales of 400 tonnes. The higher copper volumes reflect a 40% increase in production volumes due to significantly improved operating performance in both the Olympic Dam smelter and refinery and commissioning of the solvent extraction plant.

Settlement of the solvent extraction plant and heat exchanger insurance claims contributed $82.0 million to 2004 operating revenue and earnings.

Earnings were impacted by higher costs reflecting stronger production volumes and product purchases to meet customer commitments. Non-cash costs increased by $40.3 million, largely due to the write-off of certain carried forward costs and also due to higher amortisation costs associated with the new solvent extraction plant.

Nickel

Earnings from nickel operations were $787.8 million (pre hedging) compared with 2003 earnings of $430.2 million (pre hedging). The increase in earnings primarily reflects stronger realised Australian dollar nickel prices and lower amortisation charges arising from the cessation of mining at the Harmony open pit near Leinster and stock pile processing at Mt Keith during the transition from stage E to stage F cutback in the first half of the year.

Revenue for the nickel operations rose by 15 per cent from $1,818.1 million in 2003 (excluding hedging) to $2,096.7 million in 2004 driven by stronger metal volumes and a higher average nickel price up 27 per cent from A$6.70/lb in 2003 to A$8.54/lb for 2004.

Metal sales in 2004 have increased by approximately 2 per cent as a result of higher production. Matte sales decreased by 13 per cent primarily due to reduced concentrate feed availability from the Mount Keith mine as a result of transitioning from stage E to stage F mining and matte sales diverted to higher value-added metal production.

During 2004, the sale of Lanfranchi tenements contributed $26.0 million to revenue.

Amortisation costs have reduced by $51.1 million, compared with 2003, primarily as a result of reduced mining at the Harmony open pit.

Volumes and prices paid for third party feed purchases from mines operated in the Kambalda region increased reflecting production from five new mines, increased production from existing mines and the impact of the higher Australian dollar nickel price.

December 2004 Preliminary Final ASX Report

Commentary on results (continued)

Fertilizer

The fertilizer operations (including HiFert Pty Ltd) made a loss of $5.9 million (pre hedging) in 2004, an improvement from the 2003 loss of $31.3 million (pre hedging). The Queensland Fertilizer Operations incurred a loss of $7.0 million, compared with a loss of $36.0 million in 2003. The improvement is a result of higher Australian dollar sales prices partly offset by the costs of importing fertilizer to meet customer demand.

Other Operations

The loss in 2004 relates to the self-insurance amount on the Olympic Dam heat exchanger insurance claim payable by the WMC group’s captive insurer.

Treasury

Hedging gains contributed $146.8 million to the 2004 group result compared with the 2003 hedging gain of $72.1 million reflecting the increase in the average exchange rate of the Australian dollar in 2004 compared to 2003 and a higher volume of US dollar hedging positions in 2004.

Net borrowing costs have reduced from $46.3 million in 2003 to $22.9 million in 2004 due to lower effective interest rates and reduced net debt levels.

Financing gains have increased from a loss of $2.5 million in 2003 to a gain of $37.6 million in 2004. The increase reflects the impact of the strengthening of the Australian dollar on the translation of foreign currency denominated debt and the consequent amortisation of net deferred gains.

Other

Corporate one-offs in 2004 include an accrual for takeover related costs incurred during the year. The increase in the level of exploration and new business expenditure largely relates to the Olympic Dam and Yakabindie development studies and an increase in the level of Australian based exploration programs and activities.

Tax

The tax benefit for 2004 is $319.1 million. Tax expense on current year profit was more than offset by a tax benefit of $360.2 million from the recognition of Australian tax losses and other timing differences not previously brought to account, and $34.8 million relating to residual hedge obligations in respect of the former gold operations. In addition, a tax benefit on restatement of deferred tax balances on entry to the Australian tax consolidation regime of $169.2 million has been brought to account.

Other factors which will impact future results:

Treasury and Risk Management

The legacy currency hedge book for 2005 to 2008 was closed out in the 2003 year. The resulting profit of $366.9 million was deferred and will be recognised over the years of 2005 to 2008 in line with the underlying production. The recognition profile of the deferred profits is set out in Note 8. The amounts recognised in 2005 to 2008 will be largely non-assessable for income tax purposes.

WMC has an outstanding insurance claim in relation to the 2002 Kalgoorlie Nickel Smelter acid plant. Progress claims totalling $12.6 million have been recognised to date, including $9.0 million in late 2004. The claim will be pursued in 2005 with additional progress payments and cash expected to be received in 2005.

Statement of financial position

The Group is in a strong financial position. As the operator of large world-class assets, WMC seeks to finance its assets and growth opportunities with a mix of equity and debt financing that appropriately balance risk and reward to shareholders.

At 31 December 2004, total assets were $8,163.1 million.

The tax balances have been restated as at 31 December 2004 to reflect the recognition of Australian tax losses and other timing differences not previously brought to account and the restatement of deferred tax balances on entry to the Australian tax consolidation regime as announced on 9 December 2004.

At 31 December 2004, the WMC group’s gearing (measured as net debt to net debt-plus-equity) was 8% (2003: 24%).

The 2003 Global Bond program (US$500 million 10 year and US$200 million 30 year) remains in place as the core long-term facility.

WMC has announced certain capital management initiatives, comprising capital returns and share buy-backs in addition to the ordinary dividend program, targeted at providing improved shareholder returns and optimising the Company’s gearing ratio.

December 2004 Preliminary Final ASX Report

Commentary on results (continued)

At 31 December 2004, total equity was $5,109.1 million, an increase of $1,159.4 million from 31 December 2003 of $3,949.7 million. Total equity has been strengthened by 2004 profit after tax of $1,326.9 million partly offset by the payment of the 2003 final and the 2004 interim dividends, net of dividend reinvestment.

Statement of cash flows

Cash flow from operations for the 12 months to 31 December 2004 was $1,422.4 million compared with $675.5 million for 2003. The significant increase in cash flow from operations for 2004 is largely attributable to higher sales volumes across all commodities, higher Australian dollar commodity prices and proceeds from insurance claims.

Capital expenditure for 2004 was $424.8 million, compared with $661.9 million in 2003, reflecting reduced expenditure on the construction of the Olympic Dam solvent extraction plants and lower scheduled major maintenance compared with the 2003 year. Investing cash flows include the proceeds from sale of non current assets (notably Lanfranchi tenements and WMC’s investment in Comaplex), partially offset by capital outlays in respect of certain growth activities, principally the Olympic Dam development study.

During 2004, WMC took advantage of the strong operating cash flows to arrange early repayment of residual gold hedge obligations relating to the gold operations (GBU) previously conducted by the WMC group. The 2004 cash flow reflects the settlement of the obligations together with current period payments, totalling in aggregate $116.8 million.

During the year, borrowings were reduced by $425.7 million, compared with a net increase in borrowings during 2003 of $53.9 million.

Dividends and capital initiatives

In recognition of the strong profit result Directors declared a final ordinary unfranked dividend of 20 cents per share for the second half of 2004 to be paid on 11 March 2005. The record date for entitlements is 1 March 2005.

As the company’s risk profile has improved the directors consider the company to be overcapitalised and have recommended a 30 cents per share capital reduction, which will be put for shareholder approval at the company’s annual general meeting on 10 May 2005.

Directors have approved a share buy back of up to $250.0 million, but have indicated that this will not proceed as long as the company is subject to any live takeover bid. Directors have advised that the dividend reinvestment plan has been suspended for the duration of any bid for the company.

Full implementation of the above capital management program, together with forecast production and financial performance as outlined in our Target’s Statement dated 4 January 2005, would result in a gearing ratio of 17%, moving the company back towards the target range of 25% to 35%. Funding will be secured through a syndicated banking facility to be raised in the course of 2005.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements

1.	Basis of financial report preparation

This general purpose financial report is for the year ended 31 December 2004, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group consensus views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by WMC Resources Ltd and its controlled entities during the reporting year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year.

This financial report is prepared in accordance with the historical cost convention. Comparative information is re-classified where appropriate to enhance comparability.

The financial statements for the year ended 31 December 2004 as presented on pages 1 to 20 reflect the financial performance of the operations of the WMC Resources Ltd group for the full financial year and comparative figures for the year ended 31 December 2003.

2.	Revenue and expenses from ordinary activities

	2004 $M	2003 $M
Revenues from operating activities:
Sale of goods	3,828.4	3,001.3

Revenue from outside operating activities:
Proceeds from disposal of non-current assets	45.1	37.2
Interest revenue	20.4	17.6
Insurance revenue	71.8	3.6
Foreign exchange gain	37.6	—
Other income	0.5	0.6

Revenue from ordinary activities	4,003.8	3,060.3

Expenses from ordinary activities

Depreciation and amortisation (including amortisation of intangibles)	464.8	508.3

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

3.	Significant items

Profit from ordinary activities after income tax, includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity due to their size or nature:

	Notes	2004 $M	2003 $M

Non-recurring corporate costs	3(a)	(16.7)	(5.8)
Gain on sale of tenements	3(b)	29.4	10.3
Insurance revenue	3(c)	50.3	2.6
Idle capacity charge - solvent extraction plant fire	3(d)	(1.5)	(34.0)
Tax benefit not previously brought to account	3(e)	360.2	39.2
Tax benefit on formation of consolidated group	3(f)	169.2	—

Total significant items after tax		590.9	12.3

(a)	Non-recurring corporate costs

Takeover defence and restructure of certain corporate functions and information technology services	(23.9)	(8.4)
Income tax benefit	7.2	2.6

	(16.7)	(5.8)

(b)	Gain on sale of tenements

Revenue	42.6	23.8
Book value	(13.2)	(13.5)

Profit	29.4	10.3
Income tax expense	—	—

	29.4	10.3

The 2004 amount includes the sale of the Lanfranchi tenements and the sale of WMC’s investment in Comaplex Minerals Corporation. On 7 October 2003, WMC merged the operating subsidiary that held WMC’s interest in the Meliadine West gold project with Comaplex Minerals Corporation, a Canadian mining junior.

(c)	Insurance revenue

Revenue from insurance claims	71.8	3.6
Income tax expense	(21.5)	(1.0)

	50.3	2.6

The outstanding claims in relation to the Olympic Dam solvent extraction plant fire and heat exchanger incident have now been settled, with all insurance proceeds received in 2004. These claims have been closed and no further monies are outstanding. During the year a further amount was recognised as insurance receivable in relation to the Kalgoorlie Nickel Smelter acid plant.

(d)	Idle capacity charge – solvent extraction plant fire

Idle capacity charge in relation to the fire at the Olympic Dam solvent extraction plant	(2.2)	(48.5)
Income tax benefit	0.7	14.5

	(1.5)	(34.0)

On 21 October 2001, a fire destroyed a large portion of the tank farm area of the copper and uranium solvent extraction facilities at Olympic Dam. Other expenses from ordinary activities include idle capacity costs associated with lower production of copper and uranium during the rebuild of the solvent extraction facilities. The solvent extraction facilities are now complete and have ramped up to full capacity during the year ended 31 December 2004.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

(e)	Tax benefit not previously brought to account

	2004 $M	2003 $M
Recognition of future income tax benefits not previously brought to account	360.2	39.2

Strong taxable income in 2003 and continued strong profitability in 2004 increased the certainty of recovery of off balance sheet tax balances, comprised predominantly of Australian tax losses. As a result, the tax benefit of $319.1 million for the year ended 31 December 2004 includes a tax accounting credit of $360.2 million (2003: $39.2 million) arising from the recognition of Australian revenue tax losses and other timing differences not previously brought to account.

(f)	Tax benefit on formation of consolidated group

Tax benefit arising on the formation of a tax consolidation group	169.2	—

On entering the tax consolidation regime the group has chosen to use the transitional provisions to reset the tax values of certain depreciable assets, which will result in additional tax depreciation over the lives of the assets. As a consequence, the deferred tax balances have been restated and the benefit, estimated at $169.2 million, has been recorded for the year ended 31 December 2004.

4.	Income tax

Prima facie tax reconciliation

	2004 $M	2003 $M
Profit from ordinary activities before income tax	1,007.8	247.9
Add: equity accounted pre-tax losses	0.4	—

	1,008.2	247.9

Prima facie tax expense at the rate of 30%	(302.4)	(74.4)

Adjustment for impact of hedging contracts fair valued at demerger:
- legacy currency and commodity hedging	30.9	24.9
- residual hedging obligations relating to former gold operations	34.8	10.7
Fair value adjustment arising from acquisition of entities	—	(3.1)
Non deductible depreciation or amortisation	(8.0)	(7.6)
Future income tax benefits not brought to account - overseas	(3.6)	(4.3)
Future income tax benefits recognised - Australia	360.2	39.2
Tax benefit on formation of a tax consolidated group	169.2	—
Other	0.9	3.8
Over provision of tax in prior year
- adjustments arising on finalisation of tax returns	8.9	8.5
- adjustment to deferred tax provision raised on demerger	18.0	—
- reassessment of historic tax provisions	10.2	—

Consequent reduction in income tax expense	621.5	72.1

Income tax benefit/(expense)	319.1	(2.3)

Comprising:
- current income tax	(1.2)	(2.2)
- deferred income tax	290.6	(192.3)
- income tax benefit	(7.4)	183.7
- over-provision of tax in prior year	37.1	8.5

Income tax benefit/(expense)	319.1	(2.3)

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

5.	Earnings per share

	2004	2003
Basic earnings per share (cents)	114.5	21.7

Diluted earnings per share (cents)	114.3	21.7

Weighted average number of shares used in the calculation of earnings per share

	Number of shares
	2004	2003
Number for basic earnings per share	1,159,380,102	1,131,654,938
Effect of share options on issue	1,520,174	663,679

Number for diluted earnings per share	1,160,900,276	1,132,318,617

6.	Segment information

(a)	Description of business segments

Copper-uranium	Exploration, development, mining, smelting and refining of copper, and extraction of uranium in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizer	Exploration, development and mining of fertilizer product in Phosphate Hill, Queensland and distribution of fertilizer products via Hi Fert Pty Ltd (a controlled entity to 1 December 2004 and an associate from that date).

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

6.	Segment information (continued)

(b)	Information for the year ended 31 December 2004

(i)	Business segments

	Millions of dollars
	Copper- uranium	Nickel	Fertilizer	Eliminations	Consolidated
Revenue
Sales revenue[1,2]	1,117.8	2,094.2	469.6	—	3,681.6
Inter-segment sales revenue	—	2.5	7.6	(10.1)	—

Total sales revenue from operations (before hedging)	1,117.8	2,096.7	477.2	(10.1)	3,681.6
Hedging	59.7	78.7	8.4	—	146.8

Revenue from operating activities					3,828.4
Revenue from disposal of non-current assets:
Business segments	0.2	26.5	0.2	(0.1)	26.8
Unallocated					18.3
Insurance revenue	82.0	9.8	—	(20.0)[3]	71.8
Other income	—	0.3	0.2		0.5

Segment revenues	1,259.7	2,212.0	486.0

Interest revenue					20.4
Foreign exchange gains (net)					37.6

Revenue from ordinary activities					4,003.8

Result
Earnings before allocation of hedging result	183.8	787.8	(5.6)	—	966.0
Share of net loss in associate			(0.3)		(0.3)
Unallocated losses [4]	—	—	—		(13.5)

					952.2
Hedging	59.7	78.7	8.4	—	146.8

Segment result	243.5	866.5	2.5

Earnings from operations					1,099.0
Unallocated corporate expenses:
New business					(31.6)
Exploration					(28.7)
Corporate					(21.7)
Corporate – non recurring (including takeover defence costs)					(23.9)
Finance and other costs					37.6
Net borrowing costs					(22.9)

Profit from ordinary activities before income tax benefit					1,007.8
Income tax benefit					319.1

Net profit after tax					1,326.9

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an arm’s-length basis and are eliminated on consolidation.
[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to Nickel’s profit.
[3]	$20.0 million relates to the self-insurance amount paid by WMC’s captive insurance entity.
[4]	Unallocated losses is largely matched by revenues in business segments with minimal net contribution to group earnings. The net amount for 2004 includes the $20.0 million self-insurance payment.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

6.	Segment information (continued)

(b)	Information for the year ended 31 December 2004 (continued)

(i)	Business segments (continued)

	Millions of dollars
	Copper- uranium	Nickel	Fertilizer	Consolidated
Depreciation and amortisation	224.0	191.6	48.6	464.2
Unallocated depreciation and amortisation				0.6

Total depreciation and amortisation				464.8

Other non-cash expenses	55.9	32.6	6.6	95.1

Assets [1]
Segment assets	4,159.2	2,149.3	618.8	6,927.3
Unallocated corporate assets[2]				1,235.8

Consolidated total assets				8,163.1

Liabilities[1]
Segment liabilities	164.3	546.7	39.8	750.8
Unallocated corporate liabilities[2]				2,303.2

Consolidated total liabilities				3,054.0

Acquisitions of non-current assets
Acquisitions of non-current assets[3]	98.5	298.3	17.5	414.3
Other acquisitions/investments	—	5.3	10.0	15.3
Unallocated corporate acquisitions[4]				25.9

Total acquisitions of non-current assets				455.5

Investment in associate	—	—	43.7	43.7

[1]	Assets and liabilities relating to power sales made by Nickel to third parties in Western Australia are now reported as part of the Nickel business unit.
[2]	Includes impact of formation of tax consolidation group.
[3]	Comprises acquisitions of property, plant and equipment, mine properties and development and acquired mineral rights.
[4]	Includes capitalised interest of $2.5 million.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

6.	Segment information (continued)

(c)	Information for the year ended 31 December 2003

Business segments

	Millions of dollars
	Copper- uranium	Nickel	Fertilizer	Eliminations	Consolidated
Revenue
Sales revenue[1,2]	696.3	1,818.1	414.8	—	2,929.2
Inter-segment sales revenue	—	—	7.6	(7.6)	—

Total sales revenue from operations (before hedging)	696.3	1,818.1	422.4	(7.6)	2,929.2
Hedging	22.7	43.7	5.7	—	72.1

Revenue from operating activities					3,001.3
Proceeds from disposal of non-current assets:
Business segments	0.4	6.5	0.2	—	7.1

Unallocated					30.1
Insurance revenue	—	3.6	—	—	3.6
Other Income	—	0.4	0.2	—	0.6

Segment Revenues	719.4	1,872.3	428.5

Interest revenue					17.6

Revenue from ordinary activities					3,060.3

Result
Earnings before allocation of hedging result	(120.2)	430.2	(31.3)	—	278.7
Unallocated profits [3]					11.3

					290.0
Hedging	22.7	43.7	5.7	—	72.1

Segment result	(97.5)	473.9	(25.6)

Earnings from operations					362.1
Unallocated corporate expenses:
New business					(13.0)
Exploration					(23.4)
Corporate					(20.6)
Corporate – non recurring					(8.4)
Finance and other costs					(2.5)
Net borrowing costs					(46.3)

Profit from ordinary activities before income tax expense					247.9
Income tax expense					(2.3)

Net profit after tax					245.6

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an arm’s-length basis and are eliminated on consolidation.
[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to Nickel’s profit. Sales revenue and profit for Nickel have been restated for 2003 accordingly.
[3]	Unallocated profit is largely matched by costs in business segments with minimal net contribution to group earnings.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

6.	Segment information (continued)

(c)	Information for the year ended 31 December 2003 (continued)

Business segments (continued)

	Millions of dollars
	Copper- uranium	Nickel	Fertilizer	Consolidated
Group consolidation
Depreciation and amortisation	218.0	242.7	43.1	503.8
Unallocated depreciation and amortisation				4.5

Total depreciation and amortisation				508.3

Other non-cash expenses	15.6	36.0	1.4	53.0

Assets [1]
Segment assets	4,313.0	1,835.4	753.5	6,901.9
Unallocated corporate assets				658.3

Consolidated total assets				7,560.2

Liabilities [1]
Segment liabilities	443.8	345.1	85.6	874.5
Unallocated corporate liabilities				2,736.0

Consolidated total liabilities				3,610.5

Acquisitions of non-current assets[2]
Acquisitions of non-current assets	396.7	219.0	40.5	656.2
Unallocated corporate acquisitions [3]				55.8

Total acquisitions of non-current assets				712.0

[1]	Assets and liabilities relating to power sales made by Nickel to third parties in Western Australia are now reported as part of the Nickel business unit. The amounts above have been restated accordingly.
[2]	Comprises acquisitions of property, plant and equipment, exploration and evaluation expenditure, mine properties and development and acquired mineral rights.
[3]	Includes final contractual payment for acquisition of Corridor Sands, satisfied by the issue of 6,715,123 shares in WMC Resources Ltd ($33.7 million), and capitalised interest of $9.1 million.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

7.	Dividends

	2004 $M	2003 $M

(a) Dividends paid during the year ended 31 December 2004:
Final dividend 2003
- Paid in cash	44.6	—
- Satisfied through the issue of shares	24.5	—

	69.1	—

Interim dividend 2004
- Paid in cash	161.8	—
- Satisfied through the issue of shares	35.2	—

	197.0	—

	266.1	—

On 11 February 2004, the directors declared an unfranked final dividend of 6 cents per share, in respect of the 2003 financial year.

An unfranked interim dividend of 17 cents per share, in respect of the 2004 financial year, was paid on 22 September 2004.

Since year end the directors have declared an unfranked final dividend of 20 cents per share (2003: 6 cents) which will be payable on the 11 March 2005 to registered shareholders as of 1 March 2005 (2003: 15 April 2004). This dividend has not been recognised as a liability at year end.

(b)	Dividend reinvestment plans

WMC Resources Ltd offers shareholders resident in Australia and New Zealand the opportunity to reinvest part or all of their dividends in additional WMC shares through our dividend reinvestment plan (DRP). The terms and conditions for the DRP may be found on WMC’s website at www.wmc.com/investor/sharediv.htm.

During the year 12,080,004 shares with a value of $59.7 million were issued under the dividend reinvestment plan.

The directors have advised that the dividend reinvestment plan has been suspended for the duration of any bid for the company.

8.	Deferred gains/(losses) - hedging contracts

Deferred gains and losses in relation to hedging contracts are reported within other current liabilities and non-current liabilities in the statement of financial position. The net deferred gains and losses at the end of the year are:

	2004 $M	2003 $M

Current - deferred gains (net)	135.3	175.1
Non-current - deferred gains (net)	559.0	684.6

Net deferred gains/(losses)	694.3	859.7

Deferred gains and losses primarily consist of realised and unrealised gains and losses on foreign currency denominated debt and associated translation hedges, and realised gains and losses arising from the early close-out of commodity and currency hedging contracts that relate to commodities to be produced and sold in future years. The deferred gains and losses on the commodity and currency hedging contracts will be brought to account in the year that the related production is sold.

Translation hedges are used to minimise the volatility arising from the revaluation of foreign currency assets and liabilities (principally US$ denominated debt). A translation hedge consists of offsetting forward exchange contracts. WMC has a series of forward exchange contracts whereby the company has purchased US$ and sold A$ and offsets these contracts by selling US$ and purchasing A$. Gains and losses on the revaluation of the US$ debt are offset by gains and losses on the purchased US$ forward exchange contract. Gains and losses on the sold US$ contract are deferred and amortised over the life of the underlying debt.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

9.	Retained profits

	2004 $M	2003 $M
Retained profits/(accumulated losses) at the beginning of the financial year	199.5	(77.5)
Net profit attributable to members of WMC Resources Ltd	1,326.9	245.6
Dividends paid	(266.1)	—
Net transfers - from asset revaluation reserve	—	24.5
- (to)/from foreign currency translation reserve	(2.5)	6.9

Retained profits at the end of the financial year	1,257.8	199.5

10.	Notes to the statements of cash flows

	2004 $M	2003 $M
Operating profit after income tax	1,326.9	245.6
Depreciation and amortisation	464.8	508.3
Research and development written off	0.4	0.5
Profit on disposal of non-current assets	(6.5)	(12.6)
Provision for diminution in investments and loans	0.6	2.0
Interest capitalised	(2.5)	(9.1)
Write-down in value of inventory	30.0	16.5

Sub total	1,813.7	751.2
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
- inventories	(61.2)	(73.3)
- receivables	45.4	48.8
- deferred tax assets	(487.6)	(1.4)
- other assets	(4.2)	(92.5)
(Decrease)/increase in:
- payables	(66.2)	29.4
- current tax liabilities	0.5	(2.7)
- deferred tax liabilities	167.7	5.0
- provisions	(9.6)	13.8
- other liabilities	23.9	(2.8)

Net cash inflow from operating activities	1,422.4	675.5

11.	Control gained over entities having material effect

There have been no acquisitions of material entities in the year to 31 December 2004.

12.	Loss of control of entities having material effect

There has been no disposal of material entities in the year to 31 December 2004. On 9 December 2004 WMC announced that it had formed a strategic partnership with AWB Limited and Elders Limited relating to the distribution and marketing of fertilisers. The outcome of this arrangement was that, effective from 1 December 2004, WMC’s interest in Hi-Fert Pty Ltd was diluted from 100% to 33.3%. The impact of this transaction was not material to the results of the group.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

13.	International financial reporting standards (IFRS)

WMC will be required to prepare financial statements which comply with Australian equivalents to International Financial Reporting Standards (AIFRS), as issued by the Australian Accounting Standards Board, from 1 January 2005. The financial report for the half year ending 30 June 2005 will be the first financial report prepared in compliance with AIFRS. Comparative information will be required to be restated to reflect the application of AIFRS to that comparative period.

As WMC is an SEC foreign registrant, it is required to present statements of financial performance and cash flows and related notes for a three year period for its United States financial report on Form 20-F. This would normally require the WMC AIFRS transition date to be on 1 January 2003, one year earlier than required for Australian only listed entities. The SEC is currently considering whether the additional comparative year requirement will be waived for foreign registrants. As a result, WMC’s transition date may be either 1 January 2003 or 1 January 2004. Irrespective of the actual transition date, WMC will provide a complete reconciliation from existing Australian generally accepted accounting principles to AIFRS accounting principles.

During 2003, WMC established a project team to manage and plan the transition to AIFRS, to ensure all stakeholders are informed and to identify solutions to issues, which arise during the project. A detailed technical evaluation, calculation of transition adjustments and management of any process or system changes required, are underway.

The following summarises the key areas in which AIFRS will have an impact for WMC.

(a)	Provision for environmental rehabilitation

Environmental obligations associated with the retirement or disposal of long-lived assets will be recognised when the disturbance occurs and are based on the extent of damage incurred. The provision is measured as the present value of the future expenditure. A corresponding rehabilitation asset is also recognised.

On an ongoing basis, the rehabilitation liability will be remeasured at each reporting period in line with the changes in the time value of money (recognised as an expense in the statement of financial performance and an increase in the provision), and additional disturbances/change in rehabilitation costs will be recognised as additions/changes to corresponding asset and rehabilitation liability. The rehabilitation asset will be amortised to the statement of financial performance on the same basis as the development asset.

Currently, WMC has a rehabilitation liability, which progressively increases (with the corresponding amount booked to the statement of financial performance) over the life of the operation.

Impact on WMC:

Transition impact - WMC will be required to remeasure the existing environmental rehabilitation provision to the present value of the future expenditure and recognise a related rehabilitation asset. Retained earnings will be impacted to the extent that this net position differs from the existing rehabilitation provision.

Continuing impact - The statement of financial performance will recognise both an accretion expense and amortisation of the rehabilitation asset.

(b)	Derivatives

Some financial assets and liabilities, including all derivatives, will be recorded on the face of the statement of financial position at fair value. Assuming certain conditions are met, hedges are classified as either cash flow hedges, fair value hedges or hedges of investments in foreign operations. Changes in the fair value of cash flow hedges can be deferred in an equity account in the statement of financial position, provided the hedges are effective. Changes in the market value of fair value hedges together with changes in the fair value of underlying positions are booked to the statement of financial performance.

WMC currently values hedges at spot prices and defers gains and losses on effective hedges as assets and liabilities on the statement of financial position until the underlying hedged transaction occurs.

Impact on WMC:

Transition impact – WMC is yet to determine the date of transition, however it is likely that the existing derivative based balances will be revalued to market rates and any deferred gains or losses transferred to equity.

Continuing impact – As WMC closed out its 2005 to 2008 currency and 2005 to 2010 commodity hedge books in 2003 and 2004 (and it is assumed to continue its policy of not hedging) and the effect of the 2004 legacy hedge book will be finalised in 2004, there should not be a significant impact on earnings.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

(c)	Defined Benefit Superannuation Plan

An asset/liability, being the net of the defined benefit obligation (adjusted for unrecognised actuarial gains/losses and past service costs) and the fair value of the plan assets, will be recognised in the statement of financial position. On an ongoing basis, the movement in this net balance will be recognised in the statement of financial performance.

Currently, WMC recognises the cash contributions to the defined benefit super fund as an expense in the statement of financial performance.

Impact on WMC:

Transition impact - WMC will recognise a defined benefit liability in the statement of financial position with the corresponding impact to retained earnings.

Continuing impact – Movements in the net position of the defined benefit fund at subsequent reporting periods will be recognised in the statement of financial performance.

(d)	Income Tax

Income tax will be calculated based on the ‘balance sheet’ approach, replacing the current income statement method. This may result in the recognition of additional deferred tax assets and liabilities. In addition, tax losses will be recognised as an asset to the extent that future taxable profits are probable. This may result in greater deferred tax assets when compared to the existing criteria for recognising future income tax benefits when tax losses are virtually certain of being realised and timing differences where realisation is assured beyond reasonable doubt.

Impact on WMC:

Transition impact - The change to the balance sheet approach may result in the recognition of additional deferred tax assets and liabilities with a corresponding impact to retained earnings.

Continuing impact - Movements in deferred tax assets and liabilities will be recognised in the statement of financial performance.

(e)	Impairment of Assets

The recoverable amount of non-current assets will be assessed as the higher of net selling price and value in use, on a discounted basis. WMC currently assesses recoverable amounts of non-current assets based on undiscounted future net cash flows.

Impact on WMC:

Transition impact – Current assessment does not indicate any impact on the IFRS opening statement of financial position.

Continuing impact — Future economic cycles and other risks and uncertainties could result in a greater volatility of earnings as a consequence of write-downs (and subsequent reversals) of non-current assets.

December 2004 Preliminary Final ASX Report

Notes to and forming part of the consolidated financial statements (continued)

14.	Issued and quoted securities at end of current year

Category of securities	Number issued	Number quoted	Issue price per share
Ordinary shares			($)
Fully paid	1,172,145,832	1,172,145,832	Various

Changes during current year:

Increase in fully paid shares following:

(i) the issue of shares under the Dividend Reinvestment Plan
	4,889,328	4,889,328	5.01
	7,190,676	7,190,676	4.89

	12,080,004	12,080,004
(ii) exercise of options	9,994,883	9,994,883	Various

Total increase in fully paid shares	22,074,887	22,074,887

Employee options:	Number issued	Number quoted	Exercise price		Expiry date
Unquoted employee options to acquire fully paid ordinary shares	1,041,100 2,163,300 3,010,462	Nil Nil Nil	$ $ $	3.48 4.33 4.34	18 December 2005 30 November 2006 23 December 2007

6,214,862

Exercised during the current year	1,389,945 757,400 2,236,600 5,610,938	Nil Nil Nil Nil	$ $ $ $	3.90 3.48 4.33 4.34	20 December 2004 18 December 2005 30 November 2006 23 December 2007

9,994,883

Reinstatement of options/lapsed during the current year and subsequently exercised	2,600	Nil		$4.34	23 December 2007

2,600

15.	Contingent assets and liabilities

There have been no significant changes in contingent assets and liabilities during 2004.

16.	E vents subsequent to balance date

Subsequent to year end, Xstrata Capital Holdings Pty Limited increased its cash offer for all the issued capital of WMC Resources Ltd to A$7.20 per share. The directors of WMC Resources Ltd have declined to endorse the offer to shareholders.

17.	Annual General Meeting

The Annual General Meeting of WMC Resources Ltd will be held as follows:

Place:	Melbourne Park Function Centre, Batman Avenue, Melbourne, Victoria
Date:	10 May 2005
Time:	2:00pm

The 2004 Annual Report of WMC Resources Ltd will be available in March 2005.